UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011.

Commission File Number 000-51341

Gentium S.p.A.

 (Translation of registrant’s name into English)

Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

The following information is being furnished pursuant to General Instruction B to the General Instructions of the Form 6-K.

Below are the results of the ordinary and extraordinary meeting of shareholders of Gentium S.p.A. (the “Company”) held on May 9, 2011.

At the ordinary shareholders’ meeting, all of the resolutions were approved. The voting results of the ordinary shareholders’ meeting were as follows:

Resolution	For	Against	Abstain	Total
Approve the 2010 Italian GAAP financial statements of the Company and related documents and allocate the annual operating profits to the Company’s net worth reserve.	10,620,351	320	36,072	10,656,743
To set the number of members of the Board of Directors and elect the following individuals as members of the Board of Directors of the Company for the 2011/12 term:
a. Gigliola Bertoglio	10,623,053	2,627	31,063	10,656,743
b. Marco Codella	10,624,053	1,627	31,063	10,656,743
c. Glenn Cooper	10,609,037	16,143	31,563	10,656,743
d. Laura Ferro	10,371,353	254,327	31,063	10,656,743
e. Khalid Islam	10,615,935	5,745	35,063	10,656,743
d. Bobby Sandage, Jr.	10,621,080	4,600	31,063	10,656,743
Approve compensation package for each director of the Company.	9,719,684	35,277	901,782	10,656,743
Approve the engagement of Reconta Ernst & Young, S.p.A. as the Company’s independent auditor for U.S. and Italian financial statements, and approve compensation to such auditor.	10,620,263	5,908	30,572	10,656,743

At the extraordinary shareholders’ meeting, all of the resolutions were approved. The voting results of the extraordinary shareholders’ meeting were as follows:

Resolution	For	Against	Abstain	Total
To amend the previous resolution of the Extraordinary Shareholders’ Meeting held on April 27, 2007 and to increase the capital of the Company in cash by a maximum amount of €2,200,000 for the issuance of stock options. To grant the Chairman of the Board of Directors with the power to carry out all the necessary formalities in order to implement the above resolution.	9,720,080	904,791	31,872	10,656,743
To update and amend Article 6 of the Company’s bylaws in order to confirm the previously granted powers of the Board of Directors, to increase the capital of the Company, issue convertible bonds and, in each case, exclude or limit the option right of the shareholders if in the interest of the Company. To grant the Chairman of the Board of Directors with the power to carry out all the necessary formalities in order to implement the above resolutions.	8,423,256	2,200,422	33,065	10,656,743

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GENTIUM S.P.A.

By:	/s/ Khalid Islam
Name: Khalid Islam
Title: Chief Executive Officer

Date: May 10, 2011